OUTSET MEDICAL, INC.

3052 Orchard Dr.

San Jose, CA 954134

669-231-8200

February 26, 2025

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nicholas O’Leary

Re:	Outset Medical, Inc.
Registration Statement on Form S-3
File No. 333-284902

Acceleration Request

Requested Date: February 28, 2025
Requested Time: 4:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Outset Medical, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-3, Registration Number 333-284902 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M., Eastern Time, on February 28, 2025, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Helen Theung of Sidley Austin LLP at (650) 565-7085.

Very truly yours,

/s/ John Brottem

John Brottem General Counsel

cc:	Frank Rahmani, Sidley Austin LLP

Robert A. Ryan, Sidley Austin LLP

Helen Theung, Sidley Austin LLP